cMoney, Inc.
One Sugar Creek Center Blvd., 5th Floor
Sugar Land, Texas 77478
(713) 589-5393

Division of Corporate Finance
SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re:	cMoney, Inc.

Registration to Withdrawal of Form S-1 and S-1/A Commission File No. 333-167-176

On August 30, 2010 the Company was notified by its auditors, Malone Bailey LLP, that they were resigning and withdrawing their opinion regarding the financial statements of December 31, 2009 and 2008.

As a result of the auditor resignation, the Company request withdrawal its S-1 file May 28, 2010 and S-1/A filed August 13, 2010. (File No. 333-167176) These filings cannot continue without audited financial statements and the consent of the auditors.

Thank you for your attention to this matter. If you have any questions, please contact our office.

Respectfully submitted,

BY:	/s/ Larry Wilson
Larry Wilson